Exhibit 99.1

No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	November 12, 2025
Leishen Energy Holding Co., Ltd.	China

Dear Shareholders:

You are cordially invited to attend the Extraordinary General Meeting of the shareholders of Leishen Energy Holding Co., Ltd. (“LEISHEN”, the “Company”, “we”, “our” or “us”), which will be held as at 10:30 A.M., Beijing time, on November 27, 2025 (9:30 P.M., Eastern Time on November 26, 2025) (the “Extraordinary General Meeting”). Our Extraordinary General Meeting will be held at our office at No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China.

The matters to be acted upon at the Extraordinary General Meeting are described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE EXTRAORDINARY GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE EXTRAORDINARY GENERAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Hongqi Li
Hongqi Li
Chairman of the Board of Directors

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

LEISHEN Holdings Limited (THE “COMPANY”)

TIME:	10:30 A.M., Beijing time, on November 27, 2025 9:30 P.M., Eastern Time on November 26, 2025

PLACE:	No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China

AND VIA ZOOM MEETING:

Shareholders may also attend the meeting virtually via the following Zoom link:

Zoom Link: https://us04web.zoom.us/j/72143635242?pwd=kMNZjva0H9qAOd0gFyqRZQ28daFii4.1

Meeting ID: 721 4363 5242

Passcode: 2Ue0jx

ITEMS OF BUSINESS:

Proposal One	By ordinary resolutions, to approve

The establishment and adoption of the dual class share capital structure (the “Dual Class Share Capital Structure”) by amending the Company’s authorized share capital as follows:

(a)	From: US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each;

(b)	To: US$50,000 divided into 467,290,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 32,710,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, having the rights and benefits as attributed to them in the Amended and Restated M&A (as defined below);

(c)	By:

(i)	re-designating, on a one-for-one basis, all of the issued and outstanding Ordinary Shares (except the 6,355,000 and 6,355,000 held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively) into class A ordinary shares of a par value of US$0.001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association to be adopted pursuant to Proposal two below (the “Amended and Restated M&A”);

(ii)	re-designating, on a one-for-one basis, the 6,355,000 and 6,355,000 Ordinary Shares held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively, into class B ordinary shares of a par value of US$0.001 each (“Class B Ordinary Shares”), each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A;

(iii)	re-designating, on a one-for-one basis, 20,000,000 of the authorized but unissued Ordinary Shares into Class B Ordinary Shares, each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(iv)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Amended and Restated M&A

Proposal Two Subject to and conditional upon the approval for Proposal One, by special resolutions, to approve:

In connection with the adoption of the Dual Class Share Capital Structure pursuant to the foregoing Proposal one, it is proposed that the current memorandum and articles of association of the Company be amended and restated to reflect the Dual Class Share Capital Structure, as well as certain other minor amendments, including to provide that the Board of Directors and the chairman of any general meeting may determine that voting will be conducted by way of poll. The form of the Amended and Restated M&A to be adopted pursuant to this Proposal is attached as Exhibit A to this Proxy Statement.

This Proposal is conditional upon Proposal one above being passed at the EGM. If this Proposal is approved but Proposal one is not approved, this Proposal shall have no effect.

WHO MAY VOTE:	You may vote if you were a shareholder of record on October 17, 2025.

ANNUAL REPORT:	A copy of our 2024 Annual Report on Form 20-F (the “Annual Report”) is available on the Company’s website at https://www.sec.gov/Archives/edgar/data/1971542/000149315225010151/ex99-1.htm under SEC filing and in print upon request.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about November 12, 2025.

By order of the Board of Directors,

/s/ Hongqi Li
Hongqi Li
Chairman of the Board of Directors

ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

How can I attend the Extraordinary General Meeting?

The Extraordinary General Meeting will be held both in person and virtually. Shareholders may attend in person at the physical address listed above or join remotely via Zoom using the link below:

Zoom Link: https://us04web.zoom.us/j/72143635242?pwd=kMNZjva0H9qAOd0gFyqRZQ28daFii4.1

Meeting ID: 721 4363 5242

Passcode: 2Ue0jx

Shareholders joining via Zoom will be able to listen to the meeting proceedings and, if they have submitted their proxy forms in advance, their votes will be counted in accordance with the instructions provided. For verification purposes, shareholders attending virtually may be required to provide their full name and shareholding details when joining the meeting.

What am I voting on?

You will be voting on the following:

Proposal One	By ordinary resolutions, to approve

The establishment and adoption of the dual class share capital structure (the “Dual Class Share Capital Structure”) by amending the Company’s authorized share capital as follows:

(d)	From: US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each;

(e)	To: US$50,000 divided into 467,290,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 32,710,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, having the rights and benefits as attributed to them in the Amended and Restated M&A (as defined below);

(f)	By:

(v)	re-designating, on a one-for-one basis, all of the issued and outstanding Ordinary Shares (except the 6,355,000 and 6,355,000 held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively) into class A ordinary shares of a par value of US$0.001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association to be adopted pursuant to Proposal two below (the “Amended and Restated M&A”);

(vi)	re-designating, on a one-for-one basis, the 6,355,000 and 6,355,000 Ordinary Shares held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively, into class B ordinary shares of a par value of US$0.001 each (“Class B Ordinary Shares”), each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A;

(vii)	re-designating, on a one-for-one basis, 20,000,000 of the authorized but unissued Ordinary Shares into Class B Ordinary Shares, each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(viii)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Amended and Restated M&A

Proposal Two Subject to and conditional upon the approval for Proposal One, by special resolutions, to approve:

In connection with the adoption of the Dual Class Share Capital Structure pursuant to the foregoing Proposal one, it is proposed that the current memorandum and articles of association of the Company be amended and restated to reflect the Dual Class Share Capital Structure, as well as certain other minor amendments, including to provide that the Board of Directors and the chairman of any general meeting may determine that voting will be conducted by way of poll. The form of the Amended and Restated M&A to be adopted pursuant to this Proposal is attached as Exhibit A to this Proxy Statement.

This Proposal is conditional upon Proposal one above being passed at the EGM. If this Proposal is approved but Proposal one is not approved, this Proposal shall have no effect.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on October 17, 2025, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of October 17, 2025, we had 17,025,000 ordinary shares issued and outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Extraordinary General Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or vote via Internet or to vote in person at the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Extraordinary General Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Extraordinary General Meeting. However, since you are not the Shareholder of Record, you may not vote these shares via Internet, or in person at the Extraordinary General Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote via Internet or in person at the Extraordinary General Meeting.

How do I vote before the Extraordinary General Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1) By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2) By mail, by completing, signing, and returning the enclosed proxy card; or

(3) During the Extraordinary General Meeting in person or via ZOOM.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Extraordinary General Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Extraordinary General Meeting, (2) voting again over the Internet prior to the time of the Extraordinary General Meeting, or (3) voting at the Extraordinary General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposals One, Two, Three, and Four in accordance with the best judgment of the named proxies on any other matters properly brought before the Extraordinary General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Extraordinary General Meeting?

Your shares are counted as present at the Extraordinary General Meeting if you attend the Extraordinary General Meeting and vote in person or via Internet or if you properly return a proxy by internet or mail. In order for us to conduct our Extraordinary General Meeting, at the commencement of the Extraordinary General Meeting, there are present in person or by proxy not less than two members who own our outstanding ordinary shares as of October 17, 2025. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Extraordinary General Meeting. If a quorum is not present or represented, the chairman of the Extraordinary General Meeting may adjourn the Extraordinary General Meeting from time to time, without notice other than announcement at the Extraordinary General Meeting if the Extraordinary General Meeting is adjourned for less than thirty days, and if at the adjourned Extraordinary General Meeting, a quorum is not present within half an hour from the time appointed for the adjourned Extraordinary General Meeting, the members present shall be a quorum.

How many votes are needed to approve the Company’s proposals?

Proposal One. The approval for the Share Redesignation. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Two. The approval for the adoption of the amended and restated memorandum and articles of association of the Company. This proposal requires affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Extraordinary General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Extraordinary General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Extraordinary General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Extraordinary General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposals One, Three, Four or Five because each is considered a non-routine matter. Proposal Two is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Two, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Extraordinary General Meeting.

PROPOSAL ONE

BY ORDINARY RESOLUTIONS, TO APPROVE THE SHARE REDESIGNATION

(ITEM 1 ON THE PROXY CARD)

General

The Company proposes to establish and adopt a dual class share capital structure (the “Dual Class Share Capital Structure”) by amending the Company’s authorized share capital as follows:

(a)	From: US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each;

(b)	To: US$50,000 divided into 467,290,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 32,710,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, having the rights and benefits as attributed to them in the Amended and Restated M&A (as defined below);

(c)	By:

(i)	re-designating, on a one-for-one basis, all of the issued and outstanding Ordinary Shares (except the 6,355,000 and 6,355,000 held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively) into class A ordinary shares of a par value of US$0.001 each (“Class A Ordinary Shares”), each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association to be adopted pursuant to Proposal Two below (the “Amended and Restated M&A”);

(ii)	re-designating, on a one-for-one basis, the 6,355,000 and 6,355,000 Ordinary Shares held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively, into class B ordinary shares of a par value of US$0.001 each (“Class B Ordinary Shares”), each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A;

(iii)	re-designating, on a one-for-one basis, 20,000,000 of the authorized but unissued Ordinary Shares into Class B Ordinary Shares, each having twenty-five (25) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(iv)	re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Amended and Restated M&A

Potential Effects and reasons for the proposal

Following the adoption of the Dual Class Share Capital Structure, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to twenty-five (25) votes each on all matters subject to vote at general meetings of the Company, and would have such other rights, preferences, and privileges as set forth in the Amended and Restated M&A to be adopted pursuant to Proposal Two below, the form of which is attached as Exhibit A to this Proxy Statement. The Class B Ordinary Shares will be convertible into Class A Ordinary Shares on a one-to-one basis at the option of the holder of such Class B Ordinary Shares, provided that the applicable conversion ratio for Class B Ordinary Shares shall be adjusted to account for (i) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of the Dual Class Share Capital Structure without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue, and (ii) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of the Dual Class Share Capital Structure without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue.

This Proposal is conditional upon Proposal Two below being passed at the EGM. If this Proposal is approved but Proposal Two is not approved, this Proposal shall have no effect.

Our Chief Executive Officer, Director, Hongliang Li, is deemed to beneficially own 6,355,000 Ordinary Shares held directly by Polar Energy Company Limited, a British Virgin Islands company. Hongliang Li has the sole voting and dispositive power of all the shares held by Polar Energy Company Limited.

Hongqi Li, our Chairman of the Board, Director, is deemed to beneficially own 6,355,000 Ordinary Shares held directly by WISE-POWER ENERGY SERVICES CO., LTD, a British Virgin Islands company. He has the sole voting and dispositive power of all the shares held by WISE-POWER ENERGY SERVICES CO., LTD.

The Board of Directors believes that such issuance of super-voting Class B Ordinary Shares will confer on the Company greater management stability and continuity and allow our core management team Hongliang Li and Hongqi Li the flexibility to enact longer-term business plans for the Company, even after future equity issuances and fund-raisings, if any.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE DUAL CLASS SHARE CAPITAL STRUCTURE.

PROPOSAL TWO

BY SPECIAL RESOLUTIONS, TO APPROVE AND ADOPT THE AMENDED AND

RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

(ITEM 2 ON THE PROXY CARD)

General

In connection with the adoption of the Dual Class Share Capital Structure pursuant to the foregoing Proposal One, it is proposed that the current memorandum and articles of association of the Company be amended and restated to reflect the Dual Class Share Capital Structure, as well as certain other minor amendments, including to provide that the Board of Directors and the chairman of any general meeting may determine that voting will be conducted by way of poll. The form of the Amended and Restated M&A to be adopted pursuant to this Proposal is attached as Exhibit A to this Proxy Statement.

This Proposal is conditional upon Proposal One above being passed at the EGM. If this Proposal is approved but Proposal One is not approved, this Proposal shall have no effect.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Extraordinary General Meeting. If any other matters should properly come before the Extraordinary General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding existing ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Extraordinary General Meeting or other information related to the proxy solicitation, you may contact the Company at +86-10-84871799. For technical assistance with joining the Zoom meeting, please contact the Company at least one business day prior to the meeting.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to Leishen Energy Holding Co., Ltd., No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China. Any such communication must state the number of existing ordinary shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,

/s/ Hongqi Li
Hongqi Li
Chairman of the Board of Directors